[redacted]

08028024

UNITEDSTATES
ECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-1 7A-5
# PART III

| SEC FILE |
|---|
| 8- 48712 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUOIA INVESTMENTS INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 CHIMNEY LANE N.E.
(No. and Street)

| ROSWELL | GA | 30075 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID ELGART 770-650-4200
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - if *individual, state last, first, middle name)*

| 406 LIPPINCOTT DRIVE, SUITE J | MARLTON | NJ | 08053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

# OATH OR AFFIRMATION

1, DAVID ELGART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUOIA INVESTMENTS, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital,
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
- ☐ 0) A Reconciliation. including aoorooriate exolanation of the Comoutation of Net Caoital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

*"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).*

# SEQUOIA INVESTMENTS, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2007



BAGELL, JOSEPHS, LEVINE
& COMPANY, L.L.C.

Certified Public Accountants

www.bjlcpas.com

**SEQUOIA INVESTMENTS, INC.**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2007**

## CONTENTS

**BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.**
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton NJ, 08053
(856) 346-2828 Fax (856) 396-0022

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sequoia Investments, Inc.
Roswell, Georgia

We have audited the accompanying statement of financial condition of Sequoia Investments, Inc. as of December 31, 2007 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Investments, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The company restated its 2006 ending accumulated deficit. See note 7.

*BAGELL, JOSEPHS, LEVINE & COMPANY, LLC*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, NJ

February 15, 2008

**SEQUOIA INVESTMENTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2007**

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Commissions receivable | $ | 13,400 |
| Securities owned, at market | | 128,483 |
| Other assets | | 111 |
| **TOTAL ASSETS** | $ | 141,994 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and acrrued expenses | $ | 9,667 |
| **Total liabilities** | | 9,667 |
| **COMMITMENTS AND CONTINGENCIES** | | - |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, no par value - 100,000 shares authorized; 2,400 shares issued and outstanding | | 24,000 |
| Additional paid-in capital | | 636,084 |
| Accumulated deficit | | (527,757) |
| **Total stockholder's equity** | | 132,327 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 141,994 |

The accompanying notes are an integral part of these financial statements.

## SEQUOIA INVESTMENTS, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **REVENUE** | |
| Realized and unrealized gains | $ 68,286 |
| Interest income and commissions | 46,319 |
| **TOTAL REVENUES** | 114,605 |
| **EXPENSES** | |
| Salary | 65,500 |
| Clearing and related costs | 43,488 |
| Professional fees | 37,845 |
| Rent | 3,470 |
| Other | 29,017 |
| **TOTAL EXPENSES** | 179,320 |
| **Net loss before provision for income taxes** | (64,716) |
| Provision for income taxes | - |
| **NET LOSS** | $ (64,716) |

The accompanying notes are an integral part of these financial statements.

**SEQUOIA INVESTMENTS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2007**

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| **Balances, January 1, 2007, as originally reported** | 2,400 | $ 24,000 | $ 575,084 | $ (459,613) | $ 139,471 |
| Prior period adjustment, see note 7 | - | - | - | (3,428) | (3,428) |
| Balance, January 1, 2007, as restated | 2,400 | 24,000 | 575,084 | (463,041) | 136,043 |
| Contributions from stockholder | - | - | 61,000 | - | 61,000 |
| Net loss | - | - | - | (64,716) | (64,716) |
| **Balances, December 31, 2007** | 2,400 | $ 24,000 | $ 636,084 | $ (527,757) | $ 132,327 |

The accompanying notes are an integral part of these financial statements.

## SEQUOIA INVESTMENTS, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (64,716) |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | |
| **Changes in assets and liabilities:** | |
| Decrease in commissions receivable | 62,621 |
| Increase in due from related parties | (2,096) |
| Increase in accounts payable and accrued expenses | 2,667 |
| **Total adjustments** | 63,192 |
| **Net cash used in operating activities** | (1,524) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of marketable securities | (64,074) |
| **Net cash used in investing activities** | (64,074) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Additional capital contributions from stockholder - net | 61,000 |
| **Net cash provided by financing activities** | 61,000 |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | (4,598) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 4,598 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BUSINESS

Sequoia Investments, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

### SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

### INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

## NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

## NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company has regulatory net capital of approximately $114,773 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

## NOTE 4. COMMITMENTS

### Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

## NOTE 5. SECURITIES OWNED

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2007, marketable securities were comprised of the following:

| | Market Value | Percent of Total |
|---|---|---|
| Corporate securities | $ 128,483 | 100% |

## NOTE 6. PROVISION FOR INCOME TAXES

There was no provision for income taxes, at December 31, 2007 since the Company has net operating loss carryforwards available. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach, the Company offset any potential deferred tax benefit with a 100% valuation allowance.

## NOTE 7. PRIOR PERIOD ADJUSTMENT

In 2007, management of the Company determined that other expenses in the amount $3,428, should have been recorded and reflected on the statement of operations for the year ended December 31, 2006. Accordingly, January 1, 2007 opening balances were adjusted.

# SUPPLEMENTAL INFORMATION

## SEQUOIA INVESTMENTS, INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2007

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

| | |
|---|---|
| **Computation of Net Capital** | |
| Total stockholders' equity from statement of financial condition | $132,327 |
| Less: Non-allowable assets | |
| Other assets | 111 |
| Tentative net capital | $132,216 |
| Haircut valuations and undue concentration | 17,443 |
| **NET CAPITAL** | $114,773 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required, 6-2/3% of $9,667, pursuant to Rule 15c3-1 | $ 645 |
| Minimum dollar per capital requirements of reporting broker/dealer | $100,000 |
| Minimum net capital requirements of reporting broker/dealer | $100,000 |
| **EXCESS NET CAPITAL** | $ 14,773 |
| **Computation of Aggregate Indebtedness** | |
| Accounts payable | $ 9,667 |
| Percentage of aggregate indebtedness to net capital | 8.42% |

**Statement Pursuant to Rule 17a-5(d)(4)**

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

**BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.**
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton NJ, 08053
(856) 346-2828 Fax (856) 396-0022

## REPORT ON INTERNAL CONTROL

To the Stockholder of
Sequoia Investments, Inc.
Roswell, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Sequoia Investments, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control and control activities fro safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 15, 2008

END